Issuer Free Writing Prospectus
(Supplementing Preliminary Prospectus Filed March 30, 2006)
Filed Pursuant To Rule 433
Registration Statement No. 333-131762
Article Launched: 02/13/2006 1:00 AM MST
Moving outfit plans an IPO
Smart Move Inc. of Greenwood Village is expected to have a market value of $79.4 million.
By Will Shanley
Denver Post Staff Writer
Chris Sapyta hopes to do for the moving industry what he did for the beer business.
And to make that happen, Sapyta’s latest venture, Smart Move Inc. of Greenwood Village, will tap the public market for capital later this year through an initial stock sale, according to documents filed Friday with the U.S. Securities and Exchange Commission.
“If we drag our feet on this,” said Sapyta, 45, “there will be three more Smart Move within a year.”
With 14 local employees and a handful of salespeople nationwide, Smart Move rents large, 262 cubic-feet boxes equipped with GPS tracking systems.
The company, founded in 2004, offers full-service moving services. It also lets individuals load the boxes themselves.
Sapyta said his company can cut the cost of moving by 10 to 30 percent, depending on the size of the move.
UPS, the global package delivery company, ships the boxes for Smart Move.
After the move is completed, the boxes are placed in storage until another mover rents them. The company operates in 24 states, including California, Texas and Florida. It plans to expand globally, primarily offering its services in Europe.
“We are a very young company,” said Sapyta, an accountant. “But we’ve attracted a lot of attention from the moving and investment industries.”
The service is similar to Sapyta’s previous company, Greenwood Village-based Microstar Keg Management, which owns and rents beer kegs to brewers.
The service, used by about 150 brewers worldwide, charges a fee to have kegs delivered, emptied at pubs, cleaned and returned when needed.

The company, now majority owned by Trencor, a South African container and logistics firm, primarily helps smaller brewers access new markets without the cost of shipping the keg back after delivery. The company offers similar services to the food and airline shipping industries.
Sapyta believes the concept will also translate to commercial moving.
As for the IPO, Smart Move plans to raise up to $18 million by selling 750,000 units, consisting of two shares and a warrant to purchase an additional share.
Units will be priced between $18 and $22 and will be traded on the Nasdaq Capital Market. The company has yet to identify a ticker symbol.
Newbridge Securities Corp. will underwrite the offering.
Based on the total number of shares outstanding, Smart Move will have an estimated market value of $79.4 million.
To review a filed copy of our current registration statement, click on the following link:
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001349108&owner=include
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 800-963-0204.

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